FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information


                            18 December 2006

             BG Group increases stake in UK North Sea fields


BG Group today announced it has signed Sale and Purchase Agreements with ConocoPhillips (COP) for the acquisition of COP's equity stakes in the Armada and Everest fields in the Central North Sea.


BG will acquire COP's 11.45% interest in the Armada field (BG operated), increasing its stake to 58.22%. In the Everest field (BP operated), BG will acquire a further 1.0134% interest taking its total stake to 59.3234%. As part of the agreement BG also agreed to purchase COP's interest in Block 22/14a (16.89%) which is located to the south west of Everest. Completion of the acquisition is expected in the first quarter of 2007, subject to standard partner and DTI consents. The total consideration is US$143 million.


Mark Carne, Executive Vice President BG Europe and Central Asia, said:


"I am delighted that we have agreed these purchases which increase our stakeholding and control in two key oil and gas fields in the UK Continental Shelf.


"The strengthening of our position in the Armada 'hub' will not only increase our equity share of production from the field but will also enhance value from the tie-backs of the Seymour and Maria fields and prospective future production from our Norwegian interests across the median line.


"The increased stakeholding in Armada and Everest reinforces our commitment to the North Sea and continues our investment in the region."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. In the Notes to Editors we use the term "estimated recoverable reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http://www.sec.gov


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG Group has interests in over 20 UKCS fields. It is active in 87 blocks in the UK North Sea, and is operator in 44 of them. BG Group operates the Armada, Maria and Seymour fields in the Central North Sea, the Blake and Atlantic fields in the Outer Moray Firth, and some of the Easington Catchment Area fields in the Southern North Sea (Neptune, Mercury, Minerva and Apollo).


The Armada gas condensate fields - Fleming, Drake and Hawkins - span five exploration blocks and extend over 31 sq km in the Central North Sea. Following two development phases, which were completed in September 2002 at a total cost GBP513 million, an average production rate of 170 million standard cubic feet per day (mmscfd) and 6400 barrels per day (bpd) was achieved in 2005.


The Everest field is also located in the Central North Sea but is operated by BP. An average production rate of 115 mmscfd and 4000 bpd was achieved in 2005.


The South West Seymour area of the BG operated Seymour field (BG 57%) was successfully drilled from the Armada platform in 2002. First production was achieved in March 2003 and an average rate of 48 mmscfd and 1500 bpd was achieved in 2005. A second well was drilled into the North West Seymour area in 2004 and production of black oil was achieved in April 2006.


Production from the BG operated Maria field will be tied back to Armada. Estimated recoverable reserves for Maria and Maria Horst are in the region of 30 million barrels of oil equivalent. First production is scheduled for 2007.


Armada and Everest gas is exported via the CATS pipeline to Teesside, while the produced liquids go via the Forties Pipeline System to the Kinneil processing plant at Grangemouth.


Enquiries:


Communications                                  +44 (0) 118 929 2462


Out of hours media mobile:                      +44 (0) 791 718 5707


Investor Relations    Chris Lloyd/Helen Parris/
                      Siobhan Andrews           +44 (0) 118 929 3025


Website: www.bg-group.com

                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 18 December 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary